                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                       ________________________________

                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended December 31, 1998

                                      OR

  [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
              For the transition period from ________ to ________



                        Commission file number:  1-5517
                                                 ------


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Scientific-Atlanta, Inc.
                              Voluntary Employee Retirement and
                              Investment Plan and Trust

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Scientific-Atlanta, Inc.
                              One Technology Parkway, South
                              Norcross, Georgia 30092.

                             REQUIRED INFORMATION


                           Scientific-Atlanta, Inc.
                         Voluntary Employee Retirement
                         and Investment Plan and Trust


                      Financial Statements and Schedules
                       as of December 31, 1998 and 1997
                        Together with Auditors' Report

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                      FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1998 AND 1997


                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information, for the Year Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- December 31, 1998

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Scientific-Atlanta, Inc.
Voluntary Employee Retirement and Investment
Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 1998 and 1997 and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Atlanta, Georgia
June 18, 1999

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 1998 AND 1997




                                                                        1998            1997
                                                                    ------------    ------------
ASSETS:
   Participant-directed investments, at market value
     (Notes 1 and 2):
        Fidelity Retirement Money Market Fund                       $ 24,656,889    $ 13,372,020
        Fidelity Intermediate Bond Fund                                8,879,181       6,946,701
        Fidelity Equity Income Fund                                   33,253,457      32,615,892
        Fidelity Spartan U.S. Equity Index Fund                       25,423,649      18,593,881
        Fidelity Magellan Fund                                        39,564,981      29,163,005
        Fidelity Puritan Fund                                          3,707,966       2,724,374
        Fidelity Low-Priced Stock Fund                                 7,863,603       9,546,853
        Fidelity Scientific-Atlanta Common Stock Fund                 39,092,320      27,187,048
        Founders Growth Fund                                           4,794,840       2,270,674
        Templeton Foreign Fund I                                       2,191,724       3,038,447
        Participant loans receivable                                   3,818,954       3,497,077
                                                                    ------------    ------------
            Total investments                                        193,247,564     148,955,972
   Receivables:
     Employer's contribution                                           1,669,953       1,160,091
     Participants' contributions                                               0         393,640
                                                                    ------------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $194,917,517    $150,509,703
                                                                    ============    ============



       The accompanying notes are an integral part of these statements.

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                 INFORMATION,

                     FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                  Participant-Directed Investments
                                                                      ----------------------------------------------------------
                                                                       Fidelity                      Fidelity       Fidelity
                                                                      Retirement       Fidelity       Equity      Spartan U.S.
                                                                        Money        Intermediate     Income        Equity
                                                                    Market Fund       Bond Fund        Fund       Index Fund
                                                                    -----------    -----------    -----------     ----------
INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of investments     $         0    $   72,320     $ 1,489,842     $ 4,520,424
   Dividends and Interest                                               897,659       446,383       1,926,662         491,193
                                                                    -----------    ----------     -----------     -----------
                                                                        897,659       518,703       3,416,504       5,011,617
                                                                    -----------    ----------     -----------     -----------

CONTRIBUTIONS:
   Participants                                                         872,013       577,201       2,207,005       1,803,105
   Employer                                                                   0             0               0               0
   Rollover deposits                                                    386,833       108,333          67,735         206,285
                                                                    -----------    ----------     -----------     -----------
                                                                      1,258,846       685,534       2,274,740       2,009,390
                                                                    -----------    ----------     -----------     -----------
      Total additions                                                 2,156,505     1,204,237       5,691,244       7,021,007

PAYMENTS TO PARTICIPANTS                                             (3,127,205)     (515,953)     (2,666,423)     (1,638,224)

ADMINISTRATIVE EXPENSES                                                  (3,657)       (1,420)         (6,887)         (3,978)

INTERFUND TRANSFERS                                                  12,259,226     1,245,616      (2,380,369)      1,450,963
                                                                    -----------    ----------     -----------     -----------
NET INCREASE (DECREASE)                                              11,284,869     1,932,480         637,565       6,829,768

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year            13,372,020     6,946,701      32,615,892      18,593,881
                                                                    -----------    ----------     -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                 $24,656,889    $8,879,181     $33,253,457     $25,423,649
                                                                    ===========    ==========     ===========     ===========

                                                                        -------------------------------
                                                                            Fidelity          Fidelity
                                                                            Magellan          Puritan
                                                                              Fund             Fund
                                                                        ------------       -----------
INVESTMENT INCOME:
   Net appreciation (depreciation) in fair value of investments         $  7,376,599       $   119,339
   Dividends and Interest                                                  1,814,420           372,666
                                                                        ------------       -----------
                                                                           9,191,019           492,005
CONTRIBUTIONS:                                                          ------------       -----------
   Participants                                                            2,618,848           439,150
   Employer                                                                        0                 0
   Rollover deposits                                                         266,854            84,939
                                                                        ------------       -----------
                                                                           2,885,702           524,089
                                                                        ------------       -----------
      Total additions                                                     12,076,721         1,016,094

PAYMENTS TO PARTICIPANTS                                                  (2,302,860)         (225,966)

ADMINISTRATIVE EXPENSES                                                       (8,545)           (1,066)

INTERFUND TRANSFERS                                                          636,660           194,530
                                                                        ------------       -----------
NET INCREASE (DECREASE)                                                   10,401,976           983,592

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                 29,163,005         2,724,374
                                                                        ------------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                     $ 39,564,981       $ 3,707,966
                                                                        ============       ===========

                                                                     Page 2 of 2

                                                                                          Participant-Directed Investments
                                                                   --------------------------------------------------------------
                                                                     Fidelity       Fidelity Scientific-   Founders    Templeton
                                                                    Low-Priced      Atlanta Common          Growth      Foreign
                                                                    Stock Fund         Stock Fund            Fund        Fund I
                                                                   -----------         ------------      -----------  -----------
INVESTMENT INCOME:
  Net appreciation (depreciation) in fair value of investments     $  (850,600)        $ 18,081,518      $   361,464  $  (443,594)
  Dividends and interest                                               726,323                    0          235,931      233,697
                                                                   -----------         ------------      -----------  -----------
                                                                      (124,277)          18,081,518          597,395     (209,897)
                                                                   -----------         ------------      -----------  -----------
CONTRIBUTIONS:
  Participants                                                       1,143,199              943,317          538,026      428,385
  Employer                                                                   0            5,253,285                0            0
  Rollover deposits                                                     72,433               64,195          139,683       10,984
                                                                   -----------         ------------      -----------  -----------
                                                                     1,215,632            6,260,797          677,709      439,369
                                                                   -----------         ------------      -----------  -----------
           Total additions                                           1,091,355           24,342,315        1,275,104      229,472

PAYMENTS TO PARTICIPANTS                                              (676,246)          (1,418,346)        (254,075)    (394,129)

ADMINISTRATIVE EXPENSES                                                 (4,901)             (47,249)          (7,297)      (6,773)

INTERFUND TRANSFERS                                                 (2,093,458)         (10,971,448)       1,510,434     (675,293)
                                                                   -----------         ------------      -----------  -----------
NET INCREASE (DECREASE)                                             (1,683,250)          11,905,272        2,524,166     (846,723)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year            9,546,853           27,187,048        2,270,674    3,038,447
                                                                   -----------         ------------      -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                $ 7,863,603         $ 39,092,320      $ 4,794,840  $ 2,191,724
                                                                   ===========         ============      ===========  ===========

                                                                   Participant
                                                                     Loans
                                                                   Receivable       Other        Total
                                                                   ----------    ----------   ------------
INVESTMENT INCOME:
  Net appreciation (depreciation) in fair value of investments     $        0    $        0   $ 30,727,312
  Dividends and interest                                              326,050             0      7,470,984
                                                                   ----------    ----------   ------------
                                                                      326,050             0     38,198,296
                                                                   ----------    ----------   ------------
CONTRIBUTIONS:
  Participants                                                              0             0     11,570,249
  Employer                                                                  0     1,669,953      6,923,238
  Rollover deposits                                                         0             0      1,408,274
                                                                   ----------    ----------   ------------
                                                                            0     1,669,953     19,901,761
                                                                   ----------    ----------   ------------
           Total additions                                            326,050     1,669,953     58,100,057

PAYMENTS TO PARTICIPANTS                                             (381,043)            0    (13,600,470)

ADMINISTRATIVE EXPENSES                                                     0             0        (91,773)

INTERFUND TRANSFERS                                                   376,870    (1,553,731)             0
                                                                   ----------    ----------   ------------
NET INCREASE (DECREASE)                                               321,877       116,222     44,407,814

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year           3,497,077     1,553,731    150,509,703
                                                                   ----------    ----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                $3,818,954    $1,669,953   $194,917,517
                                                                   ==========    ==========   ============

        The accompanying notes are an integral part of this statement.

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1998 AND 1997

1. PLAN DESCRIPTION

   Effective January 1, 1986, Scientific-Atlanta, Inc. (the "Company") established the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   A description of the Plan's provisions has been published in a summary plan description available to all participants and beneficiaries.

   The following ten investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant-directed. Participants may change their investment elections daily with the exception of the Fidelity Scientific-Atlanta Common Stock Fund, in which participants may only change their investment elections once each calendar month. The Plan has specific guidelines and limitations as to the type of securities eligible for investment by each fund.

        Fidelity Retirement Money Market Fund. This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

        Fidelity Intermediate Bond Fund. This is a fixed income fund invested in U.S. Treasury bonds or other government bonds and corporate bonds with a fixed interest rate.

        Fidelity Equity Income Fund. This is a fund containing a variety of corporate securities, with more investment risk than the Bond Fund and Money Market Fund, with the objective of both current income and capital appreciation.

        Fidelity Spartan U.S. Equity Index Fund. This is a fund that invests primarily in the common stocks of the 500 companies included in the S&P 500 Index. The objective is for both current income and long-term capital appreciation.

        Fidelity Magellan Fund. This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

        Fidelity Puritan Fund. This fund invests in a broad list of high-yielding securities among a variety of companies and industries. The fund's objective is to obtain as much income as possible, consistent with the preservation of capital.

        Fidelity Low-Priced Stock Fund. This fund seeks long-term capital appreciation and invests mainly in equity securities that are considered by the fund's management to be low-priced at the time of purchase.

        Fidelity Scientific-Atlanta Common Stock Fund. This fund is invested primarily in Scientific-Atlanta common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other investment options. Investments in this fund are assigned units of participation. The unit value of the fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1998 and 1997 were 2,912,989 and 2,673,260, respectively. The unit value at December 31, 1998 and 1997 was $13.42 and $10.17, respectively.

        Founders Growth Fund. This fund invests in the common stock of well-established, high-quality growth companies, both domestic and abroad. The fund's objective is to increase its investment over the long term through capital growth.

        Templeton Foreign Fund I. This fund invests primarily in common stock of companies in developed and developing foreign countries. The fund's objective is capital appreciation and growth; however, foreign investments involve greater risks, causing share price and return to vary.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The financial statements are prepared on the accrual basis in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    Realized gains and losses on investment transactions are determined for accounting purposes as of the trade date on a moving average cost basis. Net realized gains (losses) and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments. Investments are stated at market value (based on quoted market prices) in the accompanying statements of net assets available for plan benefits.

 3. PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

 4. TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 1995 that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving this letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

 5. PARTICIPATION

    Employees of the Company are eligible to participate in the Plan if they are at least 18 years of age with the exception of workers classified as casual or temporary employees (including co-op employees) and any person rendering services to the Company purportedly as an independent contractor. Outside contractors are not eligible to participate in the Plan even if later determined to be common law employees. Eligibility begins immediately upon employment provided the above age and employment status are met. This eligibility requirement complies with the provisions of ERISA.

    Participants may contribute to the Plan an amount ranging from 1/2% to 15% of their annual compensation. Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations of income are based on participant account balances, as defined.

    The amount contributed to the Plan by the Company on behalf of a participant is equal to $1 for each dollar contributed by the participant up to 3% of the participant's annual compensation plus $.50 for each dollar of the participant's contribution between 3% and 6% of the participant's annual compensation. In addition, for any plan year, the Company's contribution on behalf of the participant to this Plan shall not exceed 4.5% of the participant's annual compensation for such plan year. The Company's matching contributions to the Plan are in the form of Scientific-Atlanta, Inc. common stock and are made only at the end of each quarter. Vesting is immediate for both the participant's contribution and the Company's matching contribution.

    Effective July 1, 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Each loan shall be treated as an investment of the borrower's account. The interest rate on participant loans issued during plan years 1998 and 1997 was 9.25%. The participant shall be required to repay the loan in approximately equal installments of principal and interest over a period not in excess of five years, or up to ten years for the purchase of a primary residence. The loans are secured by an assignment of the participant's right, title, and interest in the participant's account balance. Repayment of principal and payment of interest will be effected through payroll withholding. The principal amount of the loan, together with all accrued interest, shall immediately become due when the participant is no longer employed by an employing company, as defined, and is no longer a party in interest under Section 3(14) of ERISA.

 6. DISPOSAL OF MICROWAVE INSTRUMENTATION BUSINESS UNIT

    In November 1997, the Company disposed of the microwave instrumentation business unit. During 1998, assets of $505,722 were transferred out of the Plan and into another account held by the Plan's trustee at the election of certain participants. These transfers have been accounted for as payments to participants in the accompanying statement of changes in net assets available for plan benefits.

 7. TRUST AGREEMENT

    At December 31, 1998, the Plan's assets were held by the Trustee of the Plan, Fidelity Management Trust Company. Company contributions are held and managed by the trustee, which invests cash received, interest, and dividend income and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries, and they act as the plan administrator. No such officer or employee receives compensation from the Plan. Administrative expenses, such as trustee fees, are paid by the Plan.

 8. INVESTMENTS

    The following table presents the fair values of investments that represent 5% or more of the Plan's total investments for the years ended December 31, 1998 and 1997:

                                                                                        1998               1997
                                                                                    -----------        -----------
        Fidelity Retirement Money Market Fund                                       $24,656,889        $13,372,020
        Fidelity Equity Income Fund                                                  33,253,457         32,615,892
        Fidelity Spartan U.S. Equity Index Fund                                      25,423,649         18,593,881
        Fidelity Magellan Fund                                                       39,564,981         29,163,005
        Fidelity Low-Priced Stock Fund                                                7,863,603          9,546,853
        Fidelity Scientific-Atlanta Common Stock
           Fund                                                                      39,092,320         27,187,048

                                                                      SCHEDULE I

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST



                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998

                                                                         Face
                                                                        Amount
      Identity of Issuer      Investment Description                  or Shares       Cost      Current Value
     --------------------  ----------------------------               ----------  ------------  -------------
*    Fidelity Investments  Retirement Money Market Fund               24,656,889  $ 24,656,889  $  24,656,889
*    Fidelity Investments  Intermediate Bond Fund                        864,575     8,866,773      8,879,181
*    Fidelity Investments  Equity Income Fund                            598,622    24,701,852     33,253,457
*    Fidelity Investments  Spartan U.S. Equity Index Fund                578,336    17,288,088     25,423,649
*    Fidelity Investments  Magellan Fund                                 327,470    28,502,687     39,564,981
*    Fidelity Investments  Puritan Fund                                  184,752     3,481,868      3,707,966
*    Fidelity Investments  Low-Priced Stock Fund                         344,140     7,810,689      7,863,603
*    Fidelity Investments  Scientific-Atlanta Common Stock Fund        2,912,989    29,016,143     39,092,320
     Founders Management   Founders Growth Fund                          234,926     4,485,214      4,794,840
     Franklin Templeton    Templeton Foreign Fund I                      261,231     2,657,932      2,191,724
*    The Plan              Participant loans (interest rate at 9.25%)                3,818,954      3,818,954
                                                                                  ------------  -------------
                                         Total Investments                        $155,287,089  $ 193,247,564
                                                                                  ============  =============

                        *Indicates a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                           SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                     FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                         Purchases                                 Sales
                                                                 -------------------------  --------------------------------------
         Identity of                                              Number of     Purchase     Number of      Selling      Cost of
        Party Involved         Description of Asset              Transactions     Price     Transactions     Price        Asset
     --------------------  ----------------------------          ------------  -----------  ------------  -----------  -----------
*    Fidelity Investments  Retirement Money Market Fund                   249  $48,817,956           243  $37,533,088  $37,533,088
*    Fidelity Investments  Intermediate Bond Fund                         224    5,911,118           178    4,050,957    4,041,022
*    Fidelity Investments  Equity Income Fund                             250   12,053,776           236   12,906,053   11,317,503
*    Fidelity Investments  Spartan U.S. Equity Index Fund                 246   13,475,842           233   11,166,498    9,955,098
*    Fidelity Investments  Magellan Fund                                  252   15,980,872           240   12,955,495   11,959,687
*    Fidelity Investments  Low-Priced Stock Fund                          224    3,962,972           192    4,795,622    4,730,643
*    Fidelity Investments  Scientific-Atlanta Common Stock Fund           251   51,846,185           246   57,513,006   48,626,539
     Founders Management   Growth Fund                                    215    4,917,321           146    2,754,618    2,868,286

                                                                 -----------
         Identity of                                                 Net
        Party Involved             Description of Asset          Gain (Loss)
     --------------------  ----------------------------          -----------
*    Fidelity Investments  Retirement Money Market Fund          $        0
*    Fidelity Investments  Intermediate Bond Fund                     9,935
*    Fidelity Investments  Equity Income Fund                     1,588,550
*    Fidelity Investments  Spartan U.S. Equity Index Fund         1,211,400
*    Fidelity Investments  Magellan Fund                            995,808
*    Fidelity Investments  Low-Priced Stock Fund                     64,979
*    Fidelity Investments  Scientific-Atlanta Common Stock Fund   8,886,467
     Founders Management   Growth Fund                             (113,668)

                      *    Indicates a party in interest.

             (a) Represents individual transactions or a series of transactions in securities of the same issue or with a person in excess of 5% of the market value of the Plan's assets as of January 1, 1998.

         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Scientific-Atlanta, Inc.
                                    Voluntary Employee Retirement
                                    and Investment Plan and Trust


Date:  June 28, 1999                By:   Scientific-Atlanta, Inc.
                                          Employee Benefit Committee


                                          By:    /s/ Brian C. Koenig
                                                 -------------------
                                          Name:  Brian C. Koenig
                                          Title: Senior Vice President, Human
                                                 Resources


EXHIBIT INDEX

Exhibit 23    Consent of Arthur Andersen LLP